

AB
4/4

C MM

UNITED STATES
~~TIES~~ AND EXCHANGE COMMISSION
Washington, DC 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden Hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 2 9 2012

Washington, DC
110

SEC FILE NUMBER
8 – 67943

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/11   AND ENDING   12/31/11

                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

     DIMENSION TRADING GROUP, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

     100 FIFTH AVENUE, SEVENTH FLOOR
                                          (No. And Street)

NEW YORK	NY	10011
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

     PHILLIP G. POTTER   (212) 531-8502
                                                                          (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

     FULVIO & ASSOCIATES, LLP   ATTN: JOHN FULVIO, CPA
                                 (Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
     ☑ Certified Public Accountant
     ☐ Public Accountant
     ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as basis for the exemption.   See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.



SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ Ralph A. Daiuto Jr., PARTNER _____ , swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ DIMENSION TRADING GROUP, LLC _____ , as of

_____ DECEMBER 31, 2011 _____ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that

of a customer, except as follows:

_____

_____

Cindy R Reyes
Notary Public, State of New York
No. 01RE6230107
Qualified in Queens County
Commission Expires November 20 _14_

Notary Public

_____
Signature

PARTNER
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows..
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

DIMENSION TRADING GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

DIMENSION TRADING GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT AUDITOR'S REPORT

To the Members of
Dimension Trading Group, LLC:

We have audited the accompanying statement of financial condition of Dimension Trading Group, LLC (the "Company"), as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Dimension Trading Group, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

New York, New York
February 27, 2012

DIMENSION TRADING GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

A S S E T S

Due from broker	$	1,467,698
Securities owned, at fair value		358,523
Security deposit		351,800
Other receivables		202,140
Other assets		186,355
TOTAL ASSETS	$	2,566,516

LIABILITIES AND MEMBERS' EQUITY

Liabilities:

Bank overdraft	$	46,842
Accounts payable		17,352
Redeemable interests of members		82,500
Securities sold, not yet purchased, at fair value		312,236
Accrued and other expenses		12,000
TOTAL LIABILITIES		470,930
Members' equity		2,095,586
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	2,566,516

The accompanying notes are an integral part of this financial statement.

NOTE 1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES

Dimensions Trading Group, LLC (the "Company") was organized in the State of New York. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member with the CBOE Stock Exchange ("CBSX") and the Securities Investor Protection Corporation ("SIPC"). The Company began operations as a registered broker-dealer on January 1, 2010. The Company specializes in proprietary trading of equities.

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles general accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities and related revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

The Company records trading related income on a trade-date basis.

The Company considers cash on deposit and money market accounts to be cash and cash equivalents.

Fair Value Measurement – Definition and Hierarchy

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

Level 1 Valuations based on quoted prices available in active markets for identical investments.

Level 2 Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

NOTE 1.   ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES
(continued)

Valuation Techniques – Equity Securities

The Company values equity securities owned and securities sold, not yet purchased, that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period. During 2011, all securities owned and securities sold, not yet purchased, were valued using Level 1 inputs.

NOTE 2.   DUE TO BROKER

Included on the statement of financial condition are amounts payable by the Company to the clearing broker in connection with its securities transactions.

NOTE 3.   NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC which requires the maintenance of minimum net capital, as defined and that aggregate indebtedness, as defined, does not exceed fifteen times net capital. At December 31, 2011, the Company had net capital of $2,095,587 that exceeded their requirements by $956,688.

NOTE 4.   INCOME TAXES

No provision for Federal, state and local taxes has been made since the Company is not a taxable entity and the members are individually liable for the taxes on their share of the Company's income or loss.

The Company has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements. The tax years that remain subject to examination by taxing authorities are 2009 and 2010.

NOTE 5.   RELATED PARTIES

The Company licenses facilities management services from a related party. The related party provides facilities management services to the Company, including technology, rent, equipment, furniture, utilities, facilities and administrative support.

NOTE 6.   SUBSEQUENT EVENTS

Subsequent events have been evaluated, and between January 1, 2012 and February 27, 2012, members withdrew approximately $829,830 of capital from the Company.

DIMENSION TRADING GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT AUDITOR'S REPORT

To the Members of
Dimension Trading Group, LLC:

We have audited the accompanying statement of financial condition of Dimension Trading Group, LLC (the "Company"), as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Dimension Trading Group, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

New York, New York
February 27, 2012

DIMENSION TRADING GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Due from broker	$	1,467,698
Securities owned, at fair value		358,523
Security deposit		351,800
Other receivables		202,140
Other assets		186,355
TOTAL ASSETS	$	2,566,516

LIABILITIES AND MEMBERS' EQUITY

Liabilities:

Bank overdraft	$	46,842
Accounts payable		17,352
Redeemable interests of members		82,500
Securities sold, not yet purchased, at fair value		312,236
Accrued and other expenses		12,000
TOTAL LIABILITIES		470,930
Members' equity		2,095,586
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	2,566,516

The accompanying notes are an integral part of this financial statement.

NOTE 1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES

Dimensions Trading Group, LLC (the "Company") was organized in the State of New York. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member with the CBOE Stock Exchange ("CBSX") and the Securities Investor Protection Corporation ("SIPC"). The Company began operations as a registered broker-dealer on January 1, 2010. The Company specializes in proprietary trading of equities.

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles general accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities and related revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

The Company records trading related income on a trade-date basis.

The Company considers cash on deposit and money market accounts to be cash and cash equivalents.

Fair Value Measurement – Definition and Hierarchy

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

Level 1 Valuations based on quoted prices available in active markets for identical investments.

Level 2 Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

NOTE 1.   ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES
(continued)

Valuation Techniques – Equity Securities

The Company values equity securities owned and securities sold, not yet purchased, that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period. During 2011, all securities owned and securities sold, not yet purchased, were valued using Level 1 inputs.

NOTE 2.   DUE TO BROKER

Included on the statement of financial condition are amounts payable by the Company to the clearing broker in connection with its securities transactions.

NOTE 3.   NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC which requires the maintenance of minimum net capital, as defined and that aggregate indebtedness, as defined, does not exceed fifteen times net capital. At December 31, 2011, the Company had net capital of $2,095,587 that exceeded their requirements by $956,688.

NOTE 4.   INCOME TAXES

No provision for Federal, state and local taxes has been made since the Company is not a taxable entity and the members are individually liable for the taxes on their share of the Company's income or loss.

The Company has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements. The tax years that remain subject to examination by taxing authorities are 2009 and 2010.

NOTE 5.   RELATED PARTIES

The Company licenses facilities management services from a related party. The related party provides facilities management services to the Company, including technology, rent, equipment, furniture, utilities, facilities and administrative support.

NOTE 6.   SUBSEQUENT EVENTS

Subsequent events have been evaluated, and between January 1, 2012 and February 27, 2012, members withdrew approximately $829,830 of capital from the Company.